Joel Bernstein
                         Attorney and Counselor-at-Law

Suite 104                                                           305-409-4500
2666 Tigertail Avenue                                          Fax: 786-513-8522
Miami,  Florida 33133                                          Jberns@jberns.com

January 5, 2011

U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Anne Nguyen Parker, Branch Chief

Re:      Dixie Foods International, Inc.
         Registration Statement on Form S-1
         Amendment No. 1
         File No. 333-170662

Greetings:

We have filed Amendment No. 1 to the above-referenced registration statement on Form S-1 reflecting changes responding to the staff's comment letter dated December 14, 2010 on the original filing as follows:

COMMENT 1. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

RESPONSE.

Changes made in one section have been carried over to other sections where applicable.

COMMENT 2. We note that you have not filed all of your exhibits, including your legal opinion. Please submit all material exhibits in order to facilitate our review of your filing. We may have further comment upon our review.

RESPONSE.

Legal opinion has been filed as exhibit 5.1 in Amendment 1. All required exhibits have been filed in the original filing or Amendment 1.

Prospectus Summary, page 1
--------------------------

COMMENT 3. Please state in the prospectus summary that your initial product is a yellow mustard based barbecue sauce and that the recipe for such sauce was contributed by your founder Michael H. Jordan. RESPONSE.

The prospectus summary has been revised to state that the registrant's initial product is a yellow mustard based barbecue sauce and that the recipe for such sauce was contributed by founder Michael H. Jordan.

Risk Factors, page 2
--------------------

COMMENT 4. Please include a risk factor discussing the immediate dilution that will result to the purchasers in this offering and any dilution that may result from subsequent equity offerings.

RESPONSE.

In response to this comment two additional risk factors have been added in Amendment No. 1, "Purchasers of the Shares will experience immediate and substantial dilution" and "We may engage in additional financing that could lead to dilution of existing investors".

Our officers and directors have no experience in the sauce ... , page 3
-----------------------------------------------------------------------

COMMENT 5. We note your statement that "[n]one of our officers and directors has any background or experience in the sauce and condiment business." We further note that Robert E. Jordan was President of Southern Sauce Company, Inc. from December 2004 to February 2008. Please explain.

RESPONSE.

The risk factor, Our officers and directors have no experience in the sauce ..., has been revised in Amendment no. 1 to "Only one of our officers and directors has experience in the sauce ... " and the risk factor has been revised to reflect that only one of our officers and directors has experience in the industry.

Use of Proceeds, page 6
-----------------------

COMMENT 6. We note that your use of proceeds section does not take into account the estimated offering costs. Please revise.

RESPONSE.

The Use of Proceeds table has been revised in Amendment no. 1 to reflect the proposed use of the amounts available after the estimated offering costs.

COMMENT 7. Please state the number of shares and the percentage of the offering that would need to be sold to achieve the various levels of proceeds included in your use of proceeds table.

RESPONSE.

The Use of Proceeds table in Amendment no. 1 has been revised to indicate the number of shares sold and the percent of the offering sold to achieve the various levels of proceeds included in the Use of Proceeds table.

Determination of Offering Price, page 7
---------------------------------------

COMMENT 8. We note that your offering price and conversion ratio were determined based in part on the price paid for shares by your current shareholders. Please explain how you considered the fact that your current shareholders paid $.02 per shares and the proforma public price of the common stock after conversion is $.15.

RESPONSE.

Amendment no. 1 revises the discussion of Determination of Offering Price to indicate that the management did not assign any relative or specific weights to the factors considered in determining the offering price and conversion ratio.

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

Capitalization, page 9
----------------------

COMMENT 9. We note: that the "as adjusted" columns of your capitalization table present the maximum proceeds that may be received in connection with this offering. Because this is a "best-efforts" offering, it is not appropriate to show the effect of the receipt of the maximum offering proceeds. Please revise.

RESPONSE.

The capitalization table has been revised in Amendment no. 1 to eliminate the "as adjusted" columns.

Forward-Looking Statements, page 9
----------------------------------

COMMENT 10. Please delete the word "will" from your list of forward-looking statements.

RESPONSE.

The word "will" has been deleted from the list of forward looking statements in Amendment no. 1.

Plan of Operations, page 10
---------------------------

COMMENT 11. We note that you provide a discussion of your plan of operations. In this section, please address the following:

      o The milestones that need to be achieved to effect the proposed business plan;

      o The principal steps that you will have to take to accomplish such milestones and who will be taking such steps;

      o  The timetable for achieving the milestones and steps;

      o  The cost involved and the sources of funding;

      o Any significant conditions (besides adequate funding) to accomplishing the milestones; and

      o The impact on your business plan if you fail to receive adequate funding, including any funding from this offering, or if required conditions don't occur.

RESPONSE.

Amendment no. 1 revises the discussion of the company's plan of operations to provide key operating milestones, timetable and costs and the other requested information where appropriate.

Business, page 11
-----------------

COMMENT 12. We note that in note one to your financial statements salad dressing is mentioned as a possible product line, but that no mention of it occurs in your description of your business. Please explain.

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

RESPONSE.

Registrant considers salad dressing a form of condiment which is a potential future product. "Future Products" section of the Business discussion has been revised to specifically mention salad dressing as a future product.

Management. page 14
-------------------

COMMENT 13. Please provide a complete description of the business experience of your officers and directors over the past five years ensuring that there are no gaps or ambiguities with regard to time. In addition, provide a description of all of the businesses for which your officers and directors have work experience, including Southern Sauce Company, Inc. Finally, please include the age of all your officers and directors.

RESPONSE.

Amendment no. 1 has been revised to include the requested information concerning the registrant's directors and officers.

Certain Relationships and Related Transactions, page 17
-------------------------------------------------------

COMMENT 14. Please disclose all transactions with related parties that exceeded one percent of your total assets as reported in your financial statements. For example, you need to disclose the purchase of $3,000 of common stock by Michael
H. Jordan and the issuance of shares to your officers and directors. In providing such disclosure, please state how the terms of the transactions determined.

RESPONSE.

Amendment no. 1 contains disclosure of all transactions with related parties as requested.

Description of Series A Convertible Preferred Stock
---------------------------------------------------

COMMENT 15. We note your statement that "The shares of convertible preferred stock, when issued and sold in the manner contemplated by this prospectus, will be duly and validly issued, fully paid and nonassessable." Please provide the basis for this statement, such as the name of counsel relied upon, or remove this statement from your prospectus.

RESPONSE.

This statement has been removed from the prospectus.

Note 2 - Summary of Significant Accounting Policies, page F-7
-------------------------------------------------------------

Earnings (Loss) Per Common Share, page F-8
------------------------------------------

COMMENT 16. We note your disclosure stating that "[d]iluted loss per share includes potentially dilutive securities such as .... " Please revise your disclosure to comply with the guidance per paragraph 260-10-45-19 of the FASB Accounting Standards Codification which states that no potential common shares shall be included in the computation of any diluted per-share amount when a loss from continuing operations exists.

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

RESPONSE.

Disclosure has been revised to indicate that diluted income per share includes potentially dilutive securities.

Undertakings, page 11-3
-----------------------

COMMENT 17. Please provide all of the undertakings required by Item 512 of Regulation S-K, including the undertaking required by Item 512(a)(6).

RESPONSE.

Amendment no. 1 revises undertakings to add (4) which contains the undertakings required by Item 512(a)(6) of Regulation S-K.

It is anticipated that Amendment no. 1 and the information provided herein sufficiently addresses the issues raised in your December 14, 2010 comment letter concerning the above-reference filing. If you have any further comments or require any further information, please contact the undersigned at 305-409-4500 or by fax to 786-513-8522.

                                       Yours very truly,

                                       Joel Bernstein

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